[redacted]

03015889

ITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

VF 4-30-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 Irongate Drive, Suite 202
(No. and Street)

Wilmington, NC 28412
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis Reynolds 910-793-9067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC
(Name – *if individual, state last, first, middle name*)

408 Summit Dr., Sanford, NC 27330
(Address) (City) (State) (Zip Code)

RECD S.E.C.
APR 01 2003
586

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

REYNOLDS SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT AND

REPORT ON INTERNAL CONTROL

Year Ended December 31, 2002

TABLE OF CONTENTS

DIXON ODOM PLLC™
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Reynolds Securities, LLC
Wilmington, North Carolina

We have audited the accompanying statement of assets, liabilities, and members' capital of Reynolds Securities, LLC (a limited liability Company) as of December 31, 2002, and the related statements of revenues, expenses, and changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Odom PLLC

Sanford, North Carolina
March 14, 2003

408 Summit Drive
Sanford, NC 27330
919-776-0555, Fax 919-774-4246

REYNOLDS SECURITIES, LLC
STATEMENT OF ASSETS, LIABILITIES, AND MEMBERS' CAPITAL
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	23,427
Due from affiliate		1,061
TOTAL ASSETS	$	24,488

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Deferred revenues	$	133,570
MEMBERS' CAPITAL (NOTE B)		(109,082)
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	24,488

REYNOLDS SECURITIES, LLC
STATEMENT OF REVENUES, EXPENSES AND CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2002

REVENUES		
Other revenue		$ 3,000
EXPENSES		
Management fees (Note C)		115,335
Regulatory fees and expenses		1,486
Other expenses		3,584
TOTAL EXPENSES		120,405
	NET LOSS	(117,405)
MEMBERS' CAPITAL, BEGINNING OF YEAR		7,523
CAPITAL CONTRIBUTIONS		800
MEMBERS' DISTRIBUTIONS		-
	MEMBERS' CAPITAL, END OF YEAR	$ (109,082)

REYNOLDS SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (117,405)
Changes in assets and liabilities:	
Increase in due from affiliates	(1,061)
Increase in deferred revenues	133,570
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,104
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	800
NET CASH PROVIDED BY FINANCING ACTIVITIES	800
NET INCREASE IN CASH	15,904
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,523
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 23,427

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Reynolds Securities, LLC (the Company) is a North Carolina limited liability company formed on May 9, 2001 for the purpose of conducting business as a broker/dealer in securities. On June 4, 2001, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 18, 2001. The Company serves primarily individual and institutional customers throughout the states of North Carolina and Virginia.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents consist of short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Income Taxes

The Company is an LLC for income tax reporting purposes. Federal tax on the income of an LLC is the responsibility of its members. Therefore, no provision for federal income tax was recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Advisory services revenue includes administration fees received by the Company for consultation, processing, due diligence and legal fees, among others. These revenues and the expenses associated with it are netted and classified as deferred revenues until the transaction is completed and the income is reasonably determinable.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $23,427, which exceeded the minimum net capital requirements of $8,905. The Company's net capital ratio was 5.7 to 1.

NOTE C - RELATED PARTIES

The Company has entered into an agreement with Reynolds & Wright, Inc., a corporation affiliated through common ownership, which provides for Reynolds & Wright to provide capital for the payment of expenses incurred by the Company. The Company has no employees. Reynolds & Wright provides all managerial, administrative and operational services necessary in carrying out the Company's business. This agreement also provides for the repayment of such expenses to Reynolds & Wright by the Company provided that the repayments do not cause the net capital of the Company to fall below the regulatory requirement. Management fees for such services were $115,335.

NOTE D - SUBSEQUENT EVENTS

On January 8, 2003, the Company entered into an agreement for which it received $150,000 of administration fees. The Company incurred approximately $11,000 of expenses related to this deal in the first two months of 2003. On March 7, 2003, a transaction that was pending as of year end was closed, resulting in recognition of net revenues of approximately $54,000. Deferred revenues of approximately $69,000 relating to this deal were recorded as of year end.

SUPPLEMENTARY INFORMATION

DIXON ODOM PLLC™
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Reynolds Securities, LLC
Wilmington, North Carolina

Our report on our audit of the basic financial statements of Reynolds Securities, LLC for the year ended December 31, 2002 appears on page one. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Odom PLLC

Sanford, North Carolina
March 14, 2003

A member of
Moores Rowland International
mri
An association of independent accounting firms throughout the world.

408 Summit Drive
Sanford, NC 27330
919-776-0555, Fax 919-774-4246

AGGREGATE INDEBTEDNESS	$ 133,570
MINIMUM REQUIRED NET CAPITAL	$ 8,905
NET CAPITAL	
Members' capital	$ (109,082)
Additions	
Deferred revenue	133,570
Deductions	
Due from affiliate	(1,061)
NET CAPITAL[1]	23,427
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 14,522
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.7:1

[1] A reconciliation of net capital to the Company's December 31, 2002 FOCUS II-A report is not necessary because there have been no adjustments.

DIXON ODOM PLLC™
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Reynolds Securities, LLC
Wilmington, North Carolina

In planning and performing our audit of the financial statements of Reynolds Securities, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company involving making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, and complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

408 Summit Drive
Sanford, NC 27330
919-776-0555, Fax 919-774-4246

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. There is a lack of segregation of duties of the accounting functions. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated March 14, 2003.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Odom PLLC

Sanford, North Carolina
March 14, 2003